SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Accuride Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004398103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Seth Hendon
                        Tinicum Capital Partners II, L.P.
                 Tinicum Capital Partners II Parallel Fund, L.P.
                            Tinicum Lantern II L.L.C.
                          c/o Tinicum Lantern II L.L.C.
                                800 Third Avenue
                                   40th Floor
                               New York, NY 10022
                                  212-446-9300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM CAPITAL PARTNERS II, L.P.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2                         ** The reporting persons making this filing hold
                                 an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,063,560
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,063,560
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,063,560
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            PN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2                         ** The reporting persons making this filing hold
                                 an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------

      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    15,940
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    15,940
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            15,940
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            PN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM LANTERN II L.L.C.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2                         ** The reporting persons making this filing hold
                                 an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            OO
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TERENCE M. O'TOOLE
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2                         ** The reporting persons making this filing hold
                                 an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            IN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           ERIC M. RUTTENBERG
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2                         ** The reporting persons making this filing hold
                                 an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            IN
================================================================================

                                EXPLANATORY NOTE

         The Reporting Persons are filing this Amendment No. 1 on Schedule 13D to amend the Schedule 13D filed on June 8, 2009 (the "13D Filing") solely to include the conformed signatures of the Reporting Persons that were omitted from the 13D Filing due to clerical error. No other changes have been made to the 13D Filing.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Accuride Corporation (the "Company"). The Company's principal executive offices are located at 7140 Office Circle, Evansville, Indiana 47715.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP II"), with respect to the Shares held by it;

                  (ii) Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("Parallel Fund"), with respect to the Shares held by it;

                  (iii) Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and Parallel Fund (the "General Partner"), with respect to the Shares held by TCP II and Parallel Fund;

                  (iv) Terence M. O'Toole, a United States citizen and a managing member of the General Partner ("O'Toole"), with respect to the Shares held by TCP II and Parallel Fund; and

                  (v) Eric M. Ruttenberg, a United States citizen and a managing member of the General Partner ("Ruttenberg"), with respect to the Shares held by TCP II and Parallel Fund.

         TCP II and Parallel Fund are together referred to herein as the "Funds." O'Toole and Ruttenberg are together referred to herein as the "Individual Reporting Persons."

         (b) The address of the principal business office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, New York 10022.

         (c) The principal business of TCP II is that of a private investment partnership engaging in the purchase and sale of investments for its own account. The principal business of Parallel Fund is that of a private investment partnership engaging in the purchase and sale of investments for its own account and, subject to certain restrictions and exceptions, investing side-by-side with TCP II. The principal business of General Partner is to act as the general partner to each of TCP II and Parallel Fund. The principal business of each of the Individual Reporting Persons is serving as managing member of General Partner and executive officers of an affiliated investment management company.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Person is set forth above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost (including commissions) for the Shares acquired by each of the Funds is set forth below:

---------------------------------------------------------------------------
                                                    Approximate Net
Entity               Shares Acquired                Investment Cost
---------------------------------------------------------------------------
TCP II                  3,063,560                     $31,095,132
---------------------------------------------------------------------------
Parallel Fund              15,940                        $161,947
---------------------------------------------------------------------------


         The consideration for such acquisitions was obtained for each of the Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by each of the Funds at Goldman, Sachs & Co. Each of the Funds may from time to time hold certain securities in its margin account at Goldman, Sachs & Co., and such account may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the Shares in one or more transactions for investment purposes. The Reporting Persons expect to conduct discussions from time to time with management of the Company, other stockholders of the Company or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Company.

         In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including one or more transactions involving changes in the Company's capital structure and/or the Company's indebtedness. In connection with any such transactions or otherwise, the Reporting Persons may evaluate or discuss with the Company, other stockholders of the Company or other relevant parties the investment by the Reporting Persons of additional capital in the Company in exchange for equity or debt securities of the Company and potential board representation and/or corporate governance rights.

          The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition and prospects and their interest in, and intentions with respect to, the Company. Whether the Reporting Persons propose or engage in any investment or other transaction involving the Company will depend upon their continuing assessments of pertinent factors, including, the Company's business and prospects, other business investment opportunities available to the Reporting Persons, economic and market conditions, and opportunities and initiatives available to, or announced by, the Company. Accordingly, the Reporting Persons may change their present intentions at any time.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      THE FUNDS

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 36,252,036 Shares outstanding as of May 5, 2009 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2009 filed with the Securities and Exchange Commission on May 7, 2009.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

         (b)      THE GENERAL PARTNER

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

         (c)      THE INDIVIDUAL REPORTING PERSONS

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Persons are managing members of the General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for each of the Funds are owned directly by such Fund. The General Partner, as general partner to each of the Funds, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Individual Reporting Persons, as managing members of the General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Funds. EACH OF THE GENERAL PARTNER AND THE INDIVIDUAL REPORTING PERSONS HEREBY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF ANY SUCH SHARES.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the terms of its organizational documents, but subject to certain restrictions and exceptions provided therein, the Parallel Fund purchases, disposes of and makes investment decisions with respect to securities (including but not limited to the Shares) in tandem with TCP II. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2009




                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 TINICUM LANTERN II L.L.C.,
                                 On its own behalf and
                                 as the General Partner of
                                 TINICUM CAPITAL PARTNERS II, L.P. and
                                 TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P. By Eric M. Ruttenberg,
                                 Managing Member

                                 /s/ Terence M. O'Toole
                                 ----------------------------------------
                                 Terence M. O'Toole

                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 Eric M. Ruttenberg

                                  EXHIBIT INDEX



EXHIBIT 1           Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.



Dated:  June 8, 2009




                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 TINICUM LANTERN II L.L.C.,
                                 On its own behalf and
                                 as the General Partner of
                                 TINICUM CAPITAL PARTNERS II, L.P. and
                                 TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P. By Eric M. Ruttenberg,
                                 Managing Member

                                 /s/ Terence M. O'Toole
                                 ----------------------------------------
                                 Terence M. O'Toole

                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 Eric M. Ruttenberg